Exhibit2
N-SAR Item 77E

LEGAL PROCEEDINGS

On December 9, 2003, The Dreyfus Corporation ("Dreyfus") was named in a lawsuit filed in the United States District
Court for the Southern District of New York which seeks relief on behalf of Dreyfus Premier Core Value Fund (the "fund") and various other funds managed by Dreyfus. Plaintiffs amended their complaint on February 12, 2004, among other things, by asserting claims derivatively on behalf of the fund and, purportedly, other funds which are named as nominal defendants, and by adding the funds' directors as defendants.
The complaint alleges, in substance, that Dreyfus and the directors breached their fiduciary duty to fund shareholders under the Investment Company Act of 1940, as amended, and at common law by continuing to charge, and in the case of the directors, by allowing Dreyfus to continue to charge, 12b-1 fees after Dreyfus closed certain classes of shares of the funds to new investors. The complaint seeks to recover those 12b-1 fees as well as a portion of the management fees and to enjoin Dreyfus and its affiliates from charging closed funds 12b-1 fees.
Dreyfus believes that the lawsuit is without merit and intends to contest it vigorously.